DESCRIPTION OF CAPITAL STOCK OF TELIGENT, INC.

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation, and amendments, and amended and restated bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended, and amended and restated bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of our common stock, $0.01 par value per share, and 1,000,000 shares of our preferred stock, $0.01 par value per share, of which 100 shares are designated as Series A Convertible Preferred Stock, 1,030 shares are designated as Series B-1 Convertible Preferred Stock, 798 shares are designated as Series B-2 Preferred Stock, 1,550 shares are designated Series C Convertible Preferred Stock and 100,000 shares are designated as Series D Convertible Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as and when declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive, subject to any preferential rights of any then outstanding preferred stock, all assets of the corporation available for distribution to its stockholders. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, powers, and preferences of holders of our common stock are subject to and may be adversely affected by the rights, powers and preferences of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the voting powers, if any, and such designations, preferences and relative participating, optional or other special rights, thereof, including without limitation dividend rights, conversion rights, redemption and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights, powers and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are currently 85,412 shares of Series D Convertible Preferred Stock issued and outstanding. There are no shares of Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock, Series B-2 Preferred Stock, or Series C Convertible Preferred Stock currently outstanding, and we have no present plans to issue such shares of such preferred stock.

Series D Convertible Preferred Stock

Each share of Series D Convertible Preferred Stock is convertible into 200 shares of Common Stock as follows: (i) at any time and from time to time to the extent that the aggregate number of shares of Common Stock to be issued upon such conversion is less than or equal to (a) the number of authorized and unissued shares of Common

Stock available for issuance and not reserved or set aside for other purposes, minus (b) 30,000,000, and (ii) at any time and from time to time, in full or in part, from and after stockholder approval of an increase in the number of authorized shares of Common Stock or a reverse split of the Common Stock to allow for full conversion of the Series D Convertible Preferred Stock. The number of shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock is subject to appropriate adjustment in the event of stock dividends, stock splits or similar events affecting the Common Stock.

Upon the occurrence of a “Corporation Sale” (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock, and subject to customary exceptions), we must redeem each share of Series D Convertible Preferred Stock by paying each holder of Series D Convertible Preferred Stock an amount equal to the amount such holder would have received in connection with such Corporation Sale had such holder converted such share of Series D Convertible Preferred Stock into Common Stock immediately prior to such Corporation Sale.

The Series D Convertible Preferred Stock is not convertible by the holder to the extent that such holder or any of its affiliates would beneficially own in excess of 15% of the number of outstanding shares of Common Stock. For purposes of the immediately preceding sentence, the number of shares of Common Stock beneficially owned by such holder or any of its affiliates includes the number of shares of Common Stock issuable upon conversion of shares of Series D Convertible Preferred Stock with respect to which such determination is being made, but excludes the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted shares of Series D Convertible Preferred Stock beneficially owned by such holder or any of its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any of our other securities that are subject to a limitation on conversion or exercise analogous to the foregoing limitation and are beneficially owned by such holder or any of its affiliates. Except as set forth in the preceding sentence, beneficial ownership is calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).

The holders of Series D Convertible Preferred Stock are entitled to dividends on shares of Series D Convertible Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends (other than dividends in the form of Common Stock) actually paid on shares of Common Stock when, as and if such dividends (other than dividends in the form of Common Stock) are paid on shares of Common Stock. No other dividends shall be paid on shares of Series D Convertible Preferred Stock and we are not permitted to pay any dividend (other than dividends in the form of Common Stock) on shares of Common Stock unless it simultaneously complies with the previous sentence.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

• before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

• upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 and 2⁄3 percent of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

• any merger or consolidation involving the corporation and the interested stockholder;

• any sale, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

• subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

• any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

• the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15 percent or more of the outstanding voting stock of the corporation.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board of directors, our chief executive officer or our board of directors. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors and other stockholder business. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.